mc




10035323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lia Yaffar - Telephone (305) 358-3879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd. Suite 2000	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lia Yaffar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Financial Services, Inc., as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Florida County of Dade

The Foregoing instrument was acknowledged before me this 26th day of February, 2010 by Lia Yaffar who is personally known to me.

Signature

Chief Financial Officer

Title

Notary Public



NOTARY PUBLIC
STATE OF FLORIDA
ANA M. ANDRADE
Notary Public - State of Florida
My Commission Expires Mar 14, 2010
Commission # DD 528406

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (0) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

E.S. FINANCIAL SERVICES, INC.

Table of Contents



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 2(h) to the financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, included in ASC Subtopic 740-10 *Income Taxes – Overall*, as of January 1, 2009.

KPMG LLP

February 26, 2010
Certified Public Accountants

E.S. FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	4,279,442	5,587,858
Cash with clearing broker		263,586	265,252
Securities owned, at fair value		6,001,370	3,020,915
Deposit with clearing broker		100,000	25,000
Property and equipment, net		282,963	221,862
Other assets		326,235	332,293
Deferred tax asset		144	—
Total assets	$	11,253,740	9,453,180
Liabilities and Stockholders' Equity			
Income tax payable to Espirito Santo Bank	$	827,728	381,860
Due to broker – failed to receive		508,472	224,078
Accrued expenses and other liabilities		424,738	479,885
Deferred tax liability		—	11,711
Subordinated debt		2,000,000	2,000,000
Total liabilities		3,760,938	3,097,534
Stockholders' equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings		5,492,802	4,355,646
Total stockholders' equity		7,492,802	6,355,646
Total liabilities and stockholders' equity	$	11,253,740	9,453,180

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenue:			
Principal transactions	$	2,527,165	1,512,183
Commissions and fees		3,534,458	3,052,943
Interest income		75,121	158,709
Other income		393,820	83,189
Total revenue		6,530,564	4,807,024
Expenses:			
Employee compensation and benefits		1,158,961	1,126,753
Management fees		1,920,000	1,740,000
Occupancy and equipment		488,338	405,635
Communications		108,799	111,445
Interest		13,691	42,861
Commissions and clearing charges		360,963	87,600
Other		318,087	263,435
Total expenses		4,368,839	3,777,729
Income before income tax		2,161,725	1,029,295
Income tax expense		814,569	388,576
Net income	$	1,347,156	640,719

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2009 and 2008

	Common stock			Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares		Amount			
Balance, December 31, 2007	10,000	$	10,000	1,990,000	3,714,927	5,714,927
Net income	—		—	—	640,719	640,719
Balance, December 31, 2008	10,000		10,000	1,990,000	4,355,646	6,355,646
Dividend paid	—		—	—	(210,000)	(210,000)
Net income	—		—	—	1,347,156	1,347,156
Balance, December 31, 2009	10,000	$	10,000	1,990,000	5,492,802	7,492,802

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Subordinated Debt

Years ended December 31, 2009 and 2008

		2009	2008
Subordinated debt, beginning of year	$	2,000,000	2,000,000
Activity during the year		—	—
Subordinated debt, end of year	$	2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 1,347,156	640,719
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred tax provision	(11,855)	6,716
Depreciation and amortization	47,090	34,948
Change in operating assets and liabilities:		
Securities owned, net	(2,980,455)	(35,965)
Deposit with clearing broker	(75,000)	—
Other assets	6,058	(10,071)
Income tax payable to Espirito Santo Bank	445,868	(152,643)
Due to broker – failed to receive	284,394	121,390
Accrued expenses and other liabilities	(55,147)	140,733
Net cash (used in) provided by operating activities	(991,891)	745,827
Cash flows from investing activity:		
Purchases of property and equipment	(108,191)	(17,629)
Net cash used in investing activity	(108,191)	(17,629)
Cash flows from financing activity:		
Dividends paid	(210,000)	—
Net cash used in financing activity	(210,000)	—
Net (decrease) increase in cash and cash equivalents	(1,310,082)	728,198
Cash and cash equivalents, beginning of year	5,853,110	5,124,912
Cash and cash equivalents, end of year	$ 4,543,028	5,853,110
Supplemental disclosures of cash flow information:		
Interest paid	$ 13,691	42,861
Income taxes paid	381,860	534,503

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Espirito Santo Bank (the Bank) owns 80.5% of the Company's common stock.

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Adoption of Accounting Standards Codification

In September 2009, the Company adopted Accounting Standards Update (ASU) No. 2009-01, *Topic 105-Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 – the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (ASU 2009-01). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The Hierarchy of Generally Accepted Accounting Principles, which became effective on November 13, 2008, identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with GAAP and arranged these sources of GAAP in a hierarchy for users to apply accordingly. All of the hierarchy's content carries the same level of authority with only two levels of GAAP: authoritative and nonauthoritative. ASU 2009-01 was effective for reporting periods ending after September 15, 2009.

(b) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents.

(d) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(e) ***Property and Equipment***

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(f) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the risk-less principal in these transactions and does not receive a fee or commission for providing order execution services.

(g) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(h) ***Income Taxes***

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. The Internal Revenue Service commenced an examination of the Bank's U.S. federal consolidated income tax return for year ending December 31, 2007. As of December 31, 2009, the examination is ongoing and management has not received any information regarding potential adjustments thus far. In addition, the Company is no longer subject to federal or state examinations for years prior to 2006 due to expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, included in FASB ASC Subtopic 740-10 – *Income Taxes – Overall*, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more

likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2009.

The Company records interest and penalties related to unrecognized tax benefits in other expense.

(i) ***Fair Value Measurements***

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, *Fair Value Measurements*, included in ASC Topic 820, *Fair Value Measurements and Disclosures*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 (Statement 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 (Statement 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

(j) ***Fair Value Option***

Effective January 1, 2008, the Company adopted the Fair Value Option provisions of the Subsections of ASC Subtopic 825-10, *Financial Instruments – Overall*, included in FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. ASC Subtopic 825-10 (Statement 159) gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 to any instruments for the years ended December 31, 2009 or 2008.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2009 and 2008, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $6,001,370 and $3,021,000, respectively, in a special reserve account.

(4) Securities Owned

The estimated fair value of securities owned at December 31, 2009 and 2008 is as follows:

		2009	2008
U.S. government securities	$	3,999,150	1,499,970
U.S. agency obligations		2,002,220	1,520,945
	$	6,001,370	3,020,915

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following tables present the Company's assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

		Level 1	Level 2	Level 3
Assets (2009):				
U.S. government securities	$	—	3,999,150	—
U.S. agency obligations		—	2,002,220	—
	$	—	6,001,370	—

(Continued)

		Level 1	Level 2	Level 3
Assets (2008):				
U.S. government securities	$	—	1,499,970	—
U.S. agency obligations		—	1,520,945	—
	$	—	3,020,915	—

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2009 and 2008:

		2009	2008	Estimated useful lives (in years)
Equipment	$	147,363	147,363	3 – 8
Furniture		290,119	186,355	3 – 8
Leasehold improvements		219,895	219,895	20
		657,377	553,613	
Accumulated depreciation and amortization		(374,414)	(331,751)	
	$	282,963	221,862	

Depreciation expense for the years ended December 31, 2009 and 2008 was $47,090 and $34,948, respectively.

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2009	2008
Assets:			
Cash and cash equivalents	$	2,331,019	4,324,084
Liabilities and stockholders' equity:			
Income tax payable to the Bank		827,728	381,860
Subordinated debt		2,000,000	2,000,000

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest income from these loans. Total securities' collateralized loans recorded by the Bank amount to approximately $12.5 million and $10.1 million as of December 31, 2009 and 2008, respectively.

(Continued)

Related-party transactions included in the Company's results of operations for the years ended December 31, 2009 and 2008 are summarized as follows:

		2009	2008
Expenses:			
Interest	$	13,691	42,861
Management fees		1,920,000	1,740,000
Rent (included in occupancy and equipment)		111,916	102,975

On January 6, 2009, the Company entered into an Administrative Service and Expense Sharing Agreement and certain other Brokerage Services Agreements (collectively, the Agreements) with Banco Espirito Santo de Investimento, S.A., New York Branch (BESI). Per these agreements, the Company agreed to provide brokerage services to BESI, and in consideration for the brokerage services, the Company has requested that BESI provide certain services to the Company's New York branch and office of supervisory jurisdiction, share certain expenses, and furnish the use of certain BESI personnel as set forth in the Agreements.

During 2009, in relation to these Agreements, the Company generated revenues on behalf of BESI in the amount of $219,518 and was reimbursed for expenses in the amount of $419,605. These amounts are presented gross in the statement of operations and are net settled by the Company.

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in 2014. The lease agreement contains two 5-year extensions, which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2009 are as follows:

Year ending December 31:		
2010	$	76,545
2011		76,545
2012		76,545
2013		76,545
2014		6,379
	$	312,559

Rental expense amounted to approximately $112,000 and $103,000 for the years ended December 31, 2009 and 2008, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2009 and 2008 represent notes with the Bank. On May 28, 2009, the Company and the Bank amended the subordinate debt agreement to extend the maturity date until July 2, 2013 (previously July 2, 2010) and to change the interest rate charged

from the federal funds rate (0.250% at December 31, 2008) to the six-month LIBOR (1.079% at December 31, 2009). The new interest rate became effective on July 2, 2009.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

The Company contributed approximately $45,200 and $32,000 to the Plan in 2009 and 2008, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2009 and 2008, the Company had net capital of approximately $7,500,000 and $3,980,000, respectively, which is approximately $7,250,000 and $3,730,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 is 0.23 to 1.00 and 0.27 to 1.00, respectively.

(11) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(12) Income Taxes

Income tax expense/benefit reflected in the statements of operations for the years ended December 31, 2009 and 2008 consists of the following:

		2009	2008
Current tax expense:			
U.S. federal	$	704,794	325,624
State and local		121,630	56,236
		826,424	381,860
Deferred tax expense (benefit):			
U.S. federal		(10,122)	5,734
State and local		(1,733)	982
		(11,855)	6,716
Income tax expense	$	814,569	388,576

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2009 and 2008 and the reported income tax expense is as follows:

		2009	2008
Federal income taxes at statutory tax rates	$	734,987	349,960
State income taxes, net of related federal benefit		79,132	37,764
Nondeductible expenses		450	852
Total income tax expense	$	814,569	388,576

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

		2009	2008
Deferred tax asset:			
Accrued expenses	$	15,692	17,761
Total gross deferred tax asset		15,692	17,761
Deferred tax liability:			
Property and equipment		15,548	29,472
Total gross deferred tax liability		15,548	29,472
Net deferred tax asset (liability)	$	144	(11,711)

There was no valuation allowance recorded for deferred tax assets as of December 31, 2009 and 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(13) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

E.S. FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2009

Computation of Net Capital

Total stockholders' equity	$	7,480,251
Subordinated debt		2,000,000
Total capital and allowable subordinated debt		9,480,251
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment		282,963
Other assets		320,405
Other deductions		1,316,981
Total deductions		1,920,349
Net capital before haircuts on securities positions		7,559,902
Haircuts on securities		54,976
Net capital	$	7,504,926

Computation of Aggregate Indebtedness

Items included in statements of financial condition:		
Income tax payable to Espirito Santo Bank	$	818,057
Due to broker – failed to receive		508,472
Accrued expenses and other liabilities		440,986
Total aggregate indebtedness	$	1,767,515

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	117,054
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		7,254,926
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness		7,204,926
Ratio of aggregate indebtedness to net capital		0.23

Note: See schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent registered public accounting firm.

Schedule II

E.S. FINANCIAL SERVICES, INC.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2009

Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	7,504,926
Adjustments		—
Net capital calculation pursuant to Rule 15c3-1	$	7,504,926

See accompanying report of independent registered public accounting firm.

Schedule III

E.S. FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2009

Credit Balances		
Customers' securities failed to receive	$	508,472
Credit balances in firm accounts, which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		222,527
Total credit balances	$	730,999
Debit Balances		
Customers' securities failed to deliver	$	—
Total debit items	$	—
Reserve Computation		
Excess of total credits over total debits	$	730,999
Required deposit (105% of excess)		767,548
Amount held on deposit in "reserve bank account" as of December 31, 2008	$	6,001,370
Amount on deposit, including value of qualified securities		—
Amount on withdrawal		—
Net amount in reserve bank account after adding deposit and subtracting withdrawal	$	6,001,370

No significant differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent registered public accounting firm.

E.S. FINANCIAL SERVICES, INC.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2009

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ —
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	$ —

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
Certified Public Accountants



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
E. S. Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by E. S. Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
Certified Public Accountants

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052776 FINRA DEC
E S FINANCIAL SERVICES INC 12*12
1395 BRICKELL AVE STE 490
MIAMI FL 33131-3300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,233.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,520.00)

Date Paid — SIPC 4,$150.00 Paid on 1/29/09; SIPC 6,$2,370.00 Paid on 9/17/09

C. Less prior overpayment applied (6,713.00)

D. Assessment balance due or (overpayment) --

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ~~6,713.00~~

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,713.00

H. Overpayment carried forward $( )

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.S. Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 5 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 09 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,963,623.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	(1,292.00)
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	(1,292.00)
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	242,522.00
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	114,703.00
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	43,309.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	857,480.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,442.00	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	12,442.00
Total deductions	1,270,456.00
2d. SIPC Net Operating Revenues	$ 3,693,167.00
2e. General Assessment @ .0025	$ 9,233.00 (to page 1 but not less than $150 minimum)



E.S. FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Comerica Capital Market Corporation
(d.b.a. W.Y. Campbell & Company)
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm